Filed by Warner Bros. Discovery, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Warner Bros. Discovery, Inc.

Commission File No.: 001-34177

Date: December 17, 2025

Squawk Box – Sam di Piazza Interview Transcript – 12.17.25

DAVID FABER: Sam, thanks for coming down.

SAM DI PIAZZA: Thank you. David.

DAVID FABER: Samuel di Piazza is the chairman of Warner Brothers, of course, leads the board of directors. We’re going through the filing right now. It’s quite voluminous.

SAM DI PIAZZA: It is.

DAVID FABER: But we were talking – I guess I want to start on really, what is Becky’s question as well, which is around this financing question, if I could term it that way, that the board had. Can you explain why you would not trust that one of the richest men in the world would not be there when asked to provide the financing for the deal.

SAM DI PIAZZA: Well, first again, thank you for having us here to tell our story. Let’s begin with the fact that Netflix made a compelling offer. It was heavy in cash, certainty of close, a high termination fee. It had all, and they responded to the to the operating issues that we were concerned about. PSKY had every opportunity to deal with that broad range of issues, and they chose not to. And ultimately, the equity stack is always important here, and to be very direct, nowhere in any of these proposals, did Larry Ellison guarantee.

DAVID FABER: And that could have potentially changed the board’s decision?

SAM DI PIAZZA: Well, obviously, the ability to deal directly with Larry if there was an issue to close would be critical. Otherwise, closing might not happen. And some of the proposals, and you’ve read them now, some of the proposals gave multiple ways for that equity stack to disappear. Now, he guaranteed it through a revocable trust at the last minute, and frankly, that wasn’t as good as an investment grade company that purported strong value, great response to our concerns of what it took to operate. So, I have enormous respect, as does the board, for the Ellison family and for the Paramount Company. They just didn’t measure up on these bids.

DAVID FABER: Because, you know, when many investors look at it, and obviously, I’ve talked to many of them, as you might imagine, they don’t see it the same way. I’m sure you’re hearing from them, to a certain extent, they see it as, “wait a second, I got 30 bucks a share in cash from one of the richest men in the world. He’s saying he backstops it. The financing on the bank side seems to be there.” Then, I think it was Wells Fargo, Apollo, and 30 bucks a share with what they feel is more certainty around anti-trust, that it is a quicker and easier approval process. And they simply say again, well, wait, you’re talking about what? The possibility that he’s going to empty his trust at some point and run away from this? I mean, they don’t quite follow.

SAM DI PIAZZA: Well, our shareholders are thrilled at this point.

DAVID FABER: Well, they have to be very happy. We’re looking – by the way – take a look at that, Sam, that’ll make you happy too, that chart. Yeah, no doubt. Although, before they came, before Paramount came, nobody was happy.

SAM DI PIAZZA: But we’ve been at this journey for three and a half years. De-levering the company, and we knew there had to be change. That’s why we announced the spin. And so, when Paramount showed up, it became an active process. What is said on your show? You had David Ellison here, what said there? What’s said, in the Wall Street Journal are nice to hear. What’s important is what’s on the paper. And now, I think, given our release this morning, our investors can look and see why did we decide that we were not confident that one of the richest people in the world would be there at closing. Doing a deal is great – closing a deal is better.

DAVID FABER: It is without a doubt. They say they were disadvantaged in part throughout the process, they put this letter in there as well, claiming that you and the board were not giving them the consideration you should have. What’s your response?

SAM DI PIAZZA: Nothing further from the truth. And again, look at the way we responded in our release today: dozens and dozens and dozens of meetings with all the bidders. The PSKY team had hundreds of people visiting with us, and after each of their proposals, six, this is the response to the seventh. After each of their proposals, we told them, as we did the other bidders, what you needed to do to reach our expectation. They chose not to. And in the end, the board’s responsibility is to take the highest value, considering the risk and the other implications. We think that Netflix is compelling. And so it was really, David, it wasn’t really a hard choice.

DAVID FABER: It wasn’t a hard choice?

SAM DI PIAZZA: No. Not at the end, it was not a hard choice.

DAVID FABER: Really? I mean, $30 bucks versus $28.75 is not a hard choice?

SAM DI PIAZZA: $27.75.

DAVID FABER: Excuse me, $27.75.

SAM DI PIAZZA: But it also includes –

DAVID FABER: $23.25 in cash –

SAM DI PIAZZA: And Discovery Global, which has two factors. It not only has the factor of its value, and that’s what you guys have all been focused on. Analysts said, $3, $4, $5, the market will ultimately decide.

DAVID FABER: On the Global Networks piece, yes.

SAM DI PIAZZA: But it also included the ability to separate it, and if the Paramount deal didn’t close and we would have claims to PSKY, which is a great company, but it’s a $15 billion market cap company. We weren’t going to get out of that. We’d still be owning the networks combined with streaming and studio, and we just don’t think that that was a risk worth taking.

DAVID FABER: Did the board have full access to all the information in real time that it needed?

SAM DI PIAZZA: Every step of the way. Dozens, I mean, when I read the litany of meetings, I was actually fatigued just to have read what we went through. The board saw all the proposals, all the documents. Once we got to the binding stage, the board went very deep. And in the interim stage, we had a small group of board members that were helping the advisors focus on the right kinds of issues. I was talking to the board members every day. So dozens and dozens of calls to board members. So, no, this was transparent. It was board-led. It was robust.

DAVID FABER: It was board-led. Because that’s also a key question, which is, how involved was David Zaslav? Obviously, CEO. He’s going to be involved, there’s no doubt about that. But there had been a perception, I don’t believe it was necessarily correct, that somehow he was trying to secure himself a situation that would be most favorable for him.

SAM DI PIAZZA: Yeah, nothing further from the truth, and that’s the board’s responsibility. We’re not representing David, we’re representing our investors. And so we’re looking for the ways to get the best value for our investors. If a bidder wants to hire David, that’s their business, but it can’t come at the cost of an investor. And so no, there were no thumbs on the scale on this one, and we were, we would have been very happy to do a PSKY deal.

DAVID FABER: And would you still be? Let’s say that they address the concerns that you’ve raised in this 14-D9, that Larry Ellison says, all right, you’ve got my personal guarantee, whatever that may mean or not mean, and they raised their bid. Would it be enough for the board to say “all right, guys, we deem that potentially superior”?

SAM DI PIAZZA: The board has shown through this entire process, even in announcing the spin and doing the bridge and all of that, that we will listen to, whatever is presented to us, not in your show, but in writing. But at this point, I’m not going to speculate what they might do. I will say the equity is important, but there’s a lot of other things. We have a bridge loan to finance.

DAVID FABER: You do.

SAM DI PIAZZA: And if we don’t finance it, we get in real trouble. And the PSKY deal, read it. It’s short in that space, and we told them that over and over again.

DAVID FABER: They say, “Hey, you didn’t even respond our last proposal. You didn’t respond to our last proposal. We didn’t even tell you it wasn’t best and final.” How do you respond to that?

SAM DI PIAZZA: We told all the bidders on that Monday to submit their best shot. We didn’t say best and final – we said, submit your best shot, and we have no obligation to come back and renegotiate it. That was the proposal that had a seven-stack equity group and the CFIUS issues. Those things popped up.

DAVID FABER: So it kind of went away.

SAM DI PIAZZA: It did go away before the final, and the final shows up shortly before the board goes into session. We had to make a choice for our investors. We think these are incredible assets, and they need to have the right home, but our investors need to get the best value. And over the course of those days, it was clear to the board that the Netflix proposal was compelling.

DAVID FABER: Finally, just, you know, anti-trust risk is similar? I mean, really? People, the Board believes there’s not a material difference?

SAM DI PIAZZA: Either of these deals can get done. Both of these deals will have to fight their way through the DOJ. And so, as is always the case – I was on the AT&T board when AT&T did the deal –

DAVID FABER: To acquire Warner.

SAM DI PIAZZA: Right. And so, and we’re going to see a familiar face in that process. Each of these deals will have their challenges, but merging studios, merging streamers, they all have issues, but we think they’re both highly likely to get –

DAVID FABER: You do? Despite what might be the President’s potential opposition to one.

SAM DI PIAZZA: You know, I’m not gonna go there. I have enormous respect for President Trump. We were following the law. We’re following the President. We think either of these deals will get done, I think introducing CFIUS and FCC in the Paramount deal, which they did for a while, and then they began to move away from it.

DAVID FABER: Yes.

SAM DI PIAZZA: That only complicated it. Netflix is clean, a direct path to closure, and it’s highly cash. It’s a great company. They will let us operate. They’ll let us spin the Discovery Global. It was a compelling offer.

DAVID FABER: When are you going have a shareholder vote to tell us about?

SAM DI PIAZZA: We haven’t set the date. We want to get through a few of these issues first, but it’ll be in the spring, sometime.

DAVID FABER: In the spring.

SAM DI PIAZZA: Spring or early summer, but it’ll be as soon as we can get to it.

DAVID FABER: You’re going to be getting a sense from your shareholders prior to that as to vote.

SAM DI PIAZZA: Yeah, and, we hear from a lot of shareholders. And our shareholders are very pleased that we’re representing them. We’re not representing anything else. So they are, they’re very encouraged by the fact of what we’ve done to this point. They want to see us to have a deal that brings in value, considers risk and cost, and can get closed, right?

DAVID FABER: No, understood. It comes back to where we started. Sam, certainly appreciate you taking the time here. Obviously we’ll be following this one closely, perhaps speak again prior to that yet-to-be-set shareholder vote.

SAM DI PIAZZA: Happy to do it.

DAVID FABER: Sam di Piazza, the Chairman of Warner Brothers, Discovery. Becky, send it back to you.

[…]

Important Information about the Tender Offer and Where to Find It

WBD has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer (the “tender offer”) by a subsidiary of Paramount Skydance Corporation (“PSKY”) with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE SOLICITATION /RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders may obtain free copies of the solicitation/recommendation statement as well as other filings by WBD, without charge, at the SEC’s website, https://www.sec.gov. In addition, free copies of documents filed with the SEC by WBD will be made available free of charge on WBD’s investor relations website at https://www.ir.wbd.com.

Important Information about the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between WBD and Netflix (the “proposed transaction”). In connection with the proposed transaction, Netflix intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC and WBD intends to file a proxy statement with the SEC. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between WBD and Netflix, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, statements about the tender offer and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (3) the risk that WBD stockholders may not approve the proposed transaction; (4) the risk that the necessary regulatory approvals for the proposed transaction may not be obtained or may be obtained subject to conditions that are not anticipated; (5) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner; (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the separation could cause a reduction to the consideration for the proposed transaction; (7) risks related to potential litigation brought in connection with the proposed transaction; (8) the risk that the integration of the businesses will be more difficult, time consuming or costly than expected; (9) risks related to financial community and rating agency perceptions of each of WBD and Netflix and their businesses, operations, financial conditions and the industries in which they operate; (10) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (11) failure to realize the benefits expected from the proposed transaction; (12) effects of the announcement, pendency or completion of the proposed transaction on the ability of WBD and Netflix to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; (13) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (14) negative effects of the announcement or the consummation of the proposed transaction on the market price of WBD and/or Netflix common stock; (15) risks relating to the value of the shares of Netflix common stock to be issued in the proposed transaction and uncertainty as to the long-term value of Netflix common stock; (16) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Netflix’s operations after the consummation of the proposed transaction, and on the other conditions to the completion of the proposed transaction; (17) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; (18) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms; (19) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company; (20) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD; (21) the risk that Discovery Global will incur significant indebtedness in connection with the separation, and the degree to which it will be leveraged following completion of the separation may materially and adversely affect its business, financial condition and results of operations; (22) the ability to obtain or consummate financing or refinancing related to the proposed transaction or the separation upon acceptable terms or at all; (23) uncertainties as to how many WBD stockholders will tender their shares in the tender offer; (24) the conditions to the completion of the tender offer, including the receipt of any required stockholder and regulatory approvals; (25) PSKY’s ability to finance the tender offer and the indebtedness PSKY expects to incur in connection with the tender offer; (26) the possibility that PSKY may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate PSKY’s operations with those of PSKY, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the tender offer; and (27) the response of WBD, Netflix or PSKY management to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and will be contained in the Form S-4, containing a proxy statement/prospectus, to be filed by Netflix in connection with the proposed transaction and the registration statement to be filed by Discovery Global in connection with the separation. Neither WBD nor Netflix is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.